May 28, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Himax Technologies, Inc.

Application for Withdrawal of Registration Statement on Form F-3 (File No. 333-188253)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Himax Technologies, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-188253), together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2013.

The Registrant is requesting the withdrawal of the Registration Statement because it did not meet the eligibility requirements under General Instructions I.A.2 of Form F-3 at the time of filing the Registration Statement on April 30, 2013. The Registrant intends to re-file a registration statement on Form F-3 when it is eligible to use Form F-3.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement(s).

If you have questions regarding our request for withdrawal, please contact the undersigned at +886-2-2370-3999 or the Registrant’s U.S. Counsel, James C. Lin of Davis Polk & Wardwell LLP at +852-2533-3368.

Sincerely,

Himax Technologies, Inc.

By:	/s/ Jackie Chang
Name:	Jackie Chang
Title:	Chief Financial Officer